John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

August 17, 2018

Re:	HYLETE, Inc.
Offering Statement on Form 1-A Filed July 20, 2018 File No. 024-10871

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of August 9, 2018 regarding the Offering Statement of HYLETE, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A

Graced by Grit Assets Acquisition, page 10

1. Please revise to disclose the material terms of the acquisition and clarify the types of assets that were purchased.

The Company has revised the Offering Statement as requested by the Staff.

Hylete Inc. Financial Statements

Notes to Financial Statements

Note 9 - Preferred Stock, page F-13

2. We note that you have reflected the amortization of the discount on your preferred stock and the accrual of dividends on this stock as an adjustment to your accumulated deficit. Please revise to reflect the amortization of the discount and the accrual of dividends on your preferred stock as increases to your net loss attributable to common shareholders. Refer to the guidance outlined in SAB Topic 6:B. Also, it appears that the amortization of the discount and the accrual of dividends on your preferred shares should be reflected as an increase in the net loss attributable to common shareholders for purposes of determining your loss per share attributable to common shareholders pursuant to the guidance in paragraph 20 of ASC 480-10-S99-3A. Please advise or revise as appropriate.

The Company has revised the financial statements as requested by the Staff.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Ronald WIlson

HYLETE, Inc.